EXHIBIT 20.1


                [CHILDREN'S BROADCASTING CORPORATION LETTERHEAD]

To Our Shareholders:                                        February _____, 1998

         On February 14, 1998, the Board of Directors adopted a Shareholder Rights Plan (the "Plan") and declared a dividend of one common share purchase right ("Right") on each outstanding share of the Company's Common Stock (the "Common Shares"). The dividend will be paid to shareholders of record as of February 27, 1998.

         The Plan was adopted to protect shareholders against certain coercive, unfair or inadequate takeover attempts. The Plan is not intended to and will not prevent an acquisition of the Company in which all shareholders are offered a fair price for all of their shares. However, it may cause substantial dilution to a person or group that acquires or announces an intention to acquire 20% or more of the Common Shares, unless the Rights are first redeemed by the Board of Directors. In this connection, at this time, we have no indication that any third party is interested in acquiring the Company.

         The Plan does not in any way weaken the Company's financial strength or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to you or the Company and will not change the way in which the Common Shares are traded on the Nasdaq National Market. Until they become exercisable, the Rights will automatically trade with the Common Shares.

         The Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its shareholders, since the Rights may be redeemed at $0.01 per Right prior to the tenth business day after an announcement that a person has acquired 20% or more of the Common Shares.

         A summary of the terms of the Rights Agreement which governs the Plan is attached. The summary is not complete and is qualified in its entirety by the Rights Agreement, a copy of which can be obtained free of charge from Children's Broadcasting Corporation, 724 First Street North, Minneapolis, MN 55401,
Attention: Corporate Secretary.

         In adopting the Plan, the Board of Directors has expressed its confidence in the Company's future and its determination that you, the shareholders, be given every opportunity to participate fully in the future of Children's Broadcasting Corporation.

                                            On behalf of the Board of Directors,


                                            Christopher T. Dahl
                                            Chief Executive Officer

Enclosures